Exhibit 99.1

FOR IMMEDIATE RELEASE	July 25, 2017
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES SECOND QUARTER 2017 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•                  Revenue: $1.56 billion, at the mid-point of our previously provided guidance range of $1.5 to $1.6 billion, increased 5% compared to the second quarter of 2016

•                  Revenue dollars from our Communications end market increased 14% compared to the second quarter of 2016, and represented 44% of total revenue, compared to 41% of total revenue for the second quarter of 2016

•                  Revenue dollars from our Advanced Technology Solutions* end market decreased 3% compared to the second quarter of 2016, and represented 31% of total revenue, compared to 33% of total revenue for the second quarter of 2016

•                  IFRS EPS: $0.24 per share, compared to $0.25 per share for the second quarter of 2016

•                  Adjusted EPS (non-IFRS): $0.32 per share, at the mid-point of our previously provided guidance range of $0.29 to $0.35 per share, compared to $0.29 per share for the second quarter of 2016

•                  Operating margin (non-IFRS): 3.7%, at the mid-point of our expectations, compared to 3.8% for the second quarter of 2016

•                  Adjusted ROIC (non-IFRS): 21.0%, compared to 20.9% for the second quarter of 2016

•                  Free cash flow (non-IFRS):  $32.8 million, compared to negative $23.8 million for the second quarter of 2016

“Celestica delivered strong revenue in the second quarter representing another consecutive quarter of year-over-year revenue growth,” said Rob Mionis, Celestica’s President and Chief Executive Officer.

“I am pleased with the progress we are making against our strategy to create long-term value.  We continue to evolve and diversify our customer and product portfolios across our business. As we enter the second half of the year, we intend to continue to invest in ramping new programs and in higher margin services such as our Joint Design and Manufacturing offering to help deliver strategic value to our customers.”

*  Our Advanced Technology Solutions (ATS) end market is comprised of our former Diversified and Consumer end markets (see below).

Second Quarter Summary

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
Revenue (in millions)	$1,485.5	$1,558.5	$2,838.8	$3,028.4

IFRS net earnings (in millions)(i)	$36.2	$34.4	$61.8	$57.2
IFRS EPS(i)(ii)	$0.25	$0.24	$0.43	$0.40

Non-IFRS adjusted net earnings (in millions) (ii)	$41.8	$46.0	$79.4	$88.1
Non-IFRS adjusted EPS (ii)	$0.29	$0.32	$0.55	$0.61
Non-IFRS adjusted return on invested capital (adjusted ROIC)(ii)	20.9%	21.0%	19.3%	20.4%
Non-IFRS operating margin(ii)	3.8%	3.7%	3.6%	3.7%

(i)      International Financial Reporting Standards (IFRS) earnings per share (EPS) for the second quarter of 2017 included an aggregate charge of $0.09 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. This aggregate charge is within the range of between $0.06 to $0.12 per share that we provided on April 20, 2017 for these items (see the tables in Schedule 1 attached hereto for per-item charges).

IFRS EPS for the second quarter of 2017 was favorably impacted by a $0.03 per share deferred income tax benefit related to the write-downs and impairments of our solar assets recorded in the current and prior quarters. In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand during the second quarter of 2017. The withdrawal of this incentive allows us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in the deferred income tax benefit.

(ii)     IFRS EPS and adjusted EPS (non-IFRS) for the second quarter of 2016 were negatively impacted by a $0.02 per share income tax expense related to taxable foreign exchange resulting from the weakening of the Malaysian ringgit and Chinese renminbi, compared to the U.S. dollar.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures.

End Markets by Quarter as a Percentage of Total Revenue

As noted in the prior quarter, as part of our recent organizational initiatives, we have aligned our end markets into two customer focused areas: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). ATS consists of our former Diversified and Consumer end markets, and CCS consists of our Communications and Enterprise end markets. Due to the decreasing size of our Consumer end market, we combined it with our previously-reported Diversified end market to form our ATS end market commencing in the first quarter of 2017. As a result, ATS consists of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment and consumer. Also commencing in the first quarter of 2017, due to the converging technologies of our Storage and Servers end markets, we combined them into a single “Enterprise” end market for reporting purposes. All period percentages herein reflect these changes.

	2016					2017
	Q1	Q2	Q3	Q4	FY	Q1	Q2
Communications	38%	41%	43%	44%	42%	42%	44%
Advanced Technology Solutions	37%	33%	32%	29%	32%	34%	31%
Enterprise	25%	26%	25%	27%	26%	24%	25%
Revenue (in billions)	$1.35	$1.49	$1.55	$1.62	$6.02	$1.47	$1.56

Third Quarter 2017 Outlook

For the quarter ending September 30, 2017, we anticipate revenue to be in the range of $1.5 billion to $1.6 billion, non-IFRS operating margin to be 3.7% at the mid-point of our expectations, and non-IFRS adjusted earnings per share to be in the range of $0.28 to $0.34. We expect a negative $0.06 to $0.12 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures provided without the most directly comparable IFRS financial measures may vary materially from the corresponding IFRS financial measures.

Second Quarter 2017 Webcast

Management will host its second quarter 2017 results conference call today at 5:00 p.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Board Member Resignation

Joseph M. Natale, who was recently appointed as President and CEO of Rogers Communications, has resigned from Celestica’s Board effective July 26, 2017.

Non-IFRS Supplementary Information

In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS to IFRS measures.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements, including, without limitation, those related to our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results, including our quarterly revenue, non-IFRS operating margin and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, and capital expenditures, including the anticipated timing thereof, and our ability to fund, and the method of funding these costs, capital expenditures and other anticipated working capital requirements; the impact of tax and litigation outcomes; our cash flows, financial targets and priorities; intended investments in our business; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the impact of increased competition and pricing pressures on our financial results; the timing and extent of the expected recoveries from the sale of inventory and manufacturing equipment related to our exit from the solar panel manufacturing business; the anticipated termination and settlement of our solar equipment leases; our intention to settle outstanding equity awards with subordinate voting shares; the potential impact of new accounting standards on our consolidated financial statements; and our intentions with respect to our U.K. Supplementary pension plan. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; changes in our mix of customers and/or the types of products or services we provide; the seasonality in the quarterly revenue of some of our businesses; price and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; price and other competitive factors affecting our Communications and Enterprise end markets; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; customer, competitor and/or supplier consolidation; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control, including as a result of Britain’s intention to leave the European Union (Brexit) and/or significant developments stemming from the new administration in the U.S.; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges or other write-downs of assets; recruiting or retaining skilled talent; transitions associated with our Global Business Services (GBS) initiative, our Organizational Design (OD) initiative, and/or other changes to our company’s operating model; current or future litigation, governmental actions and/or changes in legislation; the timing and extent of recoveries from the sale of  inventory and manufacturing equipment relating to our exit from the solar panel manufacturing business, and our ability to recover accounts receivable outstanding from our solar customers, including a former solar supplier; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or the new administration in the U.S.; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; any U.S. government shutdown; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the sale of our real property in Toronto and related transactions (collectively, the “Toronto Real Property Transactions”) may not be satisfied on a timely basis or at all; and if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance, as contained in this press release, is based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the pace of change in our traditional end markets and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; the timing and extent of recoveries from the sale of inventory and manufacturing equipment related to our exit from the solar panel manufacturing business and our ability to recover accounts receivable outstanding from our solar customers, including a former solar supplier; the timing, execution and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted earnings per share, adjusted return on invested capital (adjusted ROIC), free cash flow and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries, other solar charges (described below), the write-down of goodwill, intangible assets and property, plant and equipment, all net of the associated tax adjustments (which are set forth in the table below), and deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites.

We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS results.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who report under U.S. GAAP and use non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, acquisition-related transaction costs, and legal settlements (recoveries). We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing core operating results and do not reflect expected future operating expenses after completion of these activities.  We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Other solar charges consist of non-cash charges to further write down our remaining solar related assets. These additional charges were identified after our decision to exit the solar panel manufacturing business, and consist of the further write down of the carrying value of our remaining solar panel inventory and the write-down of solar accounts receivable (A/R) (primarily as a result of a solar customer’s bankruptcy) to estimated recoverable amounts, recorded through cost of sales and SG&A expenses, respectively. Both of these impairment charges, which were identified during the wind down phase of our solar operations, are excluded as they pertain to a business we are exiting, and we therefore believe they are no longer directly related to our ongoing core operating results. Although we recorded significant impairment charges to write down our solar panel inventory in the third quarter of 2016, those charges were not excluded in the determination of our non-IFRS financial measures for such period, as we were then still engaged in the solar panel manufacturing business.  In connection with this wind down, we also recorded non-cash impairment charges to further write down the carrying value of our solar panel manufacturing equipment currently held for sale to its estimated fair value (at period-end) less costs to sell, which we recorded through other charges. See note 11 of our unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2017.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs/costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures (in millions, except percentages and per share amounts):

	Three months ended June 30				Six months ended June 30
	2016		2017		2016		2017
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,485.5		$1,558.5		$2,838.8		$3,028.4

IFRS gross profit	$111.8	7.5%	$108.4	7.0%	$204.6	7.2%	$211.3	7.0%
Employee stock-based compensation expense	3.0		3.4		7.5		8.5
Other solar charges (inventory write-down)	—		0.9		—		0.9
Non-IFRS adjusted gross profit	$114.8	7.7%	$112.7	7.2%	$212.1	7.5%	$220.7	7.3%

IFRS SG&A	$54.4	3.7%	$50.4	3.2%	$106.4	3.7%	$104.1	3.4%
Employee stock-based compensation expense	(3.8)		(2.3)		(8.7)		(8.2)
Other solar charges (A/R write-down)	—		(0.5)		—		(0.5)
Non-IFRS adjusted SG&A	$50.6	3.4%	$47.6	3.1%	$97.7	3.4%	$95.4	3.2%

IFRS earnings before income taxes	$49.1	3.3%	$38.6	2.5%	$78.3		$69.5	2.3%
Finance costs	2.7		2.6		4.9		5.2
Employee stock-based compensation expense	6.8		5.7		16.2		16.7
Amortization of intangible assets (excluding computer software)	1.5		1.5		3.0		3.0
Net restructuring, impairment and other charges (recoveries)	(3.0)		8.0		(1.3)		15.6
Other solar charges (inventory and A/R write-down)	—		1.4		—		1.4
Non-IFRS operating earnings (adjusted EBIAT) (1)	$57.1	3.8%	$57.8	3.7%	$101.1	3.6%	$111.4	3.7%

IFRS net earnings	$36.2	2.4%	$34.4	2.2%	$61.8	2.2%	$57.2	1.9%
Employee stock-based compensation expense	6.8		5.7		16.2		16.7
Amortization of intangible assets (excluding computer software)	1.5		1.5		3.0		3.0
Net restructuring, impairment and other charges (recoveries)	(3.0)		8.0		(1.3)		15.6
Other solar charges (inventory and A/R write-down)	—		1.4		—		1.4
Adjustments for taxes (2)	0.3		(5.0)		(0.3)		(5.8)
Non-IFRS adjusted net earnings	$41.8		$46.0		$79.4		$88.1

Diluted EPS
Weighted average # of shares (in millions)	144.1		145.5		144.6		144.8
IFRS earnings per share	$0.25		$0.24		$0.43		$0.40
Non-IFRS adjusted earnings per share	$0.29		$0.32		$0.55		$0.61
# of shares outstanding at period end (in millions)	140.7		143.6		140.7		143.6

IFRS cash provided by (used in) operations	$(4.5)		$55.2		$(22.8)		$90.8
Purchase of property, plant and equipment, net of sales proceeds	(17.7)		(24.1)		(33.6)		(49.0)
Finance lease payments	(1.1)		(1.6)		(2.4)		(3.1)
Repayments from former solar supplier	2.0		5.7		5.0		12.5
Finance costs paid	(2.5)		(2.4)		(4.8)		(4.9)
Non-IFRS free cash flow (3)	$(23.8)		$32.8		$(58.6)		$46.3

IFRS ROIC % (4)	18.0%		14.1%		14.9%		12.7%
Non-IFRS adjusted ROIC % (4)	20.9%		21.0%		19.3%		20.4%

(1)     Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program and a customer’s supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related transaction costs (net of recoveries), impairment charges, other solar charges, and refund interest income with respect to amounts previously held on account with Canadian tax authorities.

(2)     The adjustments for taxes, as applicable, represent the tax effects on our non-IFRS adjustments and tax write-offs or recoveries related to restructured sites (described below).

Our effective tax rate for the second quarter of 2017 was 11%. After excluding the tax effects of non-IFRS adjustments, our non-IFRS adjusted effective tax rate for the second quarter of 2017 was 17%. Our non-IFRS adjusted effective tax rate for the second quarter of 2017 was determined by excluding $5.0 million of tax benefits from our IFRS tax expense for the period, comprised of tax benefits related to employee stock-based compensation expense of $0.4 million; tax benefits related to net restructuring, impairment and other charges of $1.0 million; tax benefits related to other solar charges of $0.4 million; and tax benefits of $3.2 million related to solar impairments recorded in prior quarters. Our effective tax rate for the six months ended June 30, 2017 was 18%. After excluding the tax effects of non-IFRS adjustments and tax recoveries related to restructured sites, our non-IFRS adjusted effective tax rate for the six months ended June 30, 2017 was 17%. Our non-IFRS adjusted tax effective tax rate for the six months ended June 30, 2017 was determined by excluding $5.8 million of tax benefits from our IFRS tax expense for the period, comprised of tax benefits related to employee stock-based compensation expense of $0.6 million; tax benefits related to net restructuring, impairment and other charges of $1.4 million; tax benefits related to other solar charges of $0.4 million; tax benefits of $3.2 million related to solar impairments recorded in prior quarters, and other tax benefits related to restructured sites of $0.2 million.

Our effective tax rate for the second quarter of 2016 was 26%. After excluding the tax effects of non-IFRS adjustments and tax write-offs related to restructured sites, our non-IFRS adjusted effective tax rate for the second quarter of 2016 was 23%. Our non-IFRS adjusted effective tax rate for the second quarter of 2016 was determined by excluding $0.3 million of net tax costs from our IFRS tax expense for the period, comprised of tax costs of $0.7 million related to restructured sites, offset by tax benefits related to employee stock-based compensation expense of $0.4 million. Our effective tax rate for the six months ended June 30, 2016 was 21%. After excluding the tax effects of non-IFRS adjustments and tax write-offs related to restructured sites, our non-IFRS adjusted effective tax rate for the six months ended June 30, 2016 was 17%. Our non-IFRS adjusted effective tax rate for the six months ended June 30, 2016 was determined by excluding $0.3 million of net tax benefits from our IFRS tax expense for the period, comprised of tax benefits related to employee stock-based compensation expense of $1.0 million; offset by tax costs related to restructured sites of $0.7 million.

(3)     Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. In periods when it is relevant (third quarter of 2015), non-IFRS free cash flow also includes deposits received on the anticipated sale of real property (see note 18 to our 2016 annual audited consolidated financial statements). Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)     Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
IFRS earnings before income taxes	$49.1	$38.6	$78.3	$69.5
Multiplier to annualize earnings	4	4	2	2
Annualized IFRS earnings before income taxes	$196.4	$154.4	$156.6	$139.0

Average net invested capital for the period	$1,090.7	$1,098.9	$1,047.9	$1,091.0

IFRS ROIC % (1)	18.0%	14.1%	14.9%	12.7%

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
Non-IFRS operating earnings (adjusted EBIAT)	$57.1	$57.8	$101.1	$111.4
Multiplier to annualize earnings	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$228.4	$231.2	$202.2	$222.8

Average net invested capital for the period	$1,090.7	$1,098.9	$1,047.9	$1,091.0

Non-IFRS adjusted ROIC % (1)	20.9%	21.0%	19.3%	20.4%

	December 31 2016	March 31 2017	June 30 2017
Net invested capital consists of:
Total assets	$2,822.3	$2,814.6	$2,857.7
Less: cash	557.2	558.0	582.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.5	1,168.4
Net invested capital at period end (1)	$1,075.4	$1,091.1	$1,106.6

	December 31 2015	March 31 2016	June 30 2016
Net invested capital consists of:
Total assets	$2,612.0	$2,621.9	$2,720.1
Less: cash	545.3	511.5	472.9
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,104.3	1,053.8	1,122.5
Net invested capital at period end (1)	$962.4	$1,056.6	$1,124.7

(1)             See footnote 4 of the previous table.

GUIDANCE SUMMARY

	Q2 2017 Guidance	Q2 2017 Actual	Q3 2017 Guidance (1)
IFRS revenue (in billions)	$1.5 to $1.6	$1.56	$1.5 to $1.6
Non-IFRS operating margin	3.7% at the mid-point of expectations	3.7%	3.7% at the mid-point of expectations
Non-IFRS adjusted EPS	$0.29 to $0.35	$0.32	$0.28 to $0.34

(1) For the third quarter of 2017, we anticipate a negative $0.06 to $0.12 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2016	June 30 2017
Assets
Current assets:
Cash and cash equivalents	$557.2	$582.7
Accounts receivable (note 5)	790.5	731.8
Inventories (note 6)	890.6	975.9
Income taxes receivable	5.4	1.0
Assets classified as held-for-sale (note 7)	28.9	28.6
Other current assets (note 4)	73.9	67.0
Total current assets	2,346.5	2,387.0

Property, plant and equipment	302.7	309.1
Goodwill	23.2	23.2
Intangible assets	25.5	23.2
Deferred income taxes	36.4	42.6
Other non-current assets (note 8)	88.0	72.6
Total assets	$2,822.3	$2,857.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 9)	$56.0	$40.0
Accounts payable	876.9	888.7
Accrued and other current liabilities	261.7	221.8
Income taxes payable	32.4	40.4
Current portion of provisions	18.7	17.5
Total current liabilities	1,245.7	1,208.4

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 9)	188.7	179.7
Pension and non-pension post-employment benefit obligations	86.0	90.7
Provisions and other non-current liabilities	28.3	30.0
Deferred income taxes	34.8	27.2
Total liabilities	1,583.5	1,536.0

Equity:
Capital stock (note 10)	2,048.2	2,078.0
Treasury stock (note 10)	(15.3)	(4.9)
Contributed surplus	862.6	846.8
Deficit	(1,632.0)	(1,591.8)
Accumulated other comprehensive loss	(24.7)	(6.4)
Total equity	1,238.8	1,321.7
Total liabilities and equity	$2,822.3	$2,857.7

Contingencies (note 14)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
Revenue	$1,485.5	$1,558.5	$2,838.8	$3,028.4
Cost of sales (note 6)	1,373.7	1,450.1	2,634.2	2,817.1
Gross profit	111.8	108.4	204.6	211.3
Selling, general and administrative expenses (SG&A)	54.4	50.4	106.4	104.1
Research and development	6.3	6.6	11.7	12.4
Amortization of intangible assets	2.3	2.2	4.6	4.5
Other charges (recoveries) (note 11)	(3.0)	8.0	(1.3)	15.6
Earnings from operations	51.8	41.2	83.2	74.7
Finance costs	2.7	2.6	4.9	5.2
Earnings before income taxes	49.1	38.6	78.3	69.5
Income tax expense (recovery) (note 12):
Current	10.0	12.9	19.0	27.1
Deferred	2.9	(8.7)	(2.5)	(14.8)
	12.9	4.2	16.5	12.3
Net earnings for the period	$36.2	$34.4	$61.8	$57.2

Basic earnings per share	$0.25	$0.24	$0.43	$0.40

Diluted earnings per share	$0.25	$0.24	$0.43	$0.40

Shares used in computing per share amounts (in millions):
Basic	142.1	143.4	142.8	142.9
Diluted	144.1	145.5	144.6	144.8

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
Net earnings for the period	$36.2	$34.4	$61.8	$57.2
Other comprehensive income, net of tax:
Items that will not be reclassified to net earnings:
Loss on pension plan assets (note 8)	—	—	—	(17.0)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	1.4	—	2.2	0.8
Changes from derivatives designated as hedges	(2.2)	9.2	21.2	17.5
Total comprehensive income for the period	$35.4	$43.6	$85.2	$58.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 10)	Treasury stock (note 10)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2016	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions (note 10):
Issuance of capital stock	4.8	—	(1.8)	—	—	3.0
Repurchase of capital stock for cancellation	(52.1)	—	17.8	—	—	(34.3)
Stock-based compensation and other	—	27.1	(9.9)	—	—	17.2
Total comprehensive income:
Net earnings for the period	—	—	—	61.8	—	61.8
Other comprehensive income, net of tax:
Currency translation differences for foreign operations	—	—	—	—	2.2	2.2
Changes from derivatives designated as hedges	—	—	—	—	21.2	21.2
Balance — June 30, 2016	$2,046.6	$(4.3)	$852.8	$(1,723.6)	$(9.4)	$1,162.1

Balance — January 1, 2017	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8
Capital transactions (note 10):
Issuance of capital stock	29.8	—	(16.6)	—	—	13.2
Purchase of treasury stock for stock-based plans	—	(6.5)	—	—	—	(6.5)
Stock-based compensation and other	—	16.9	0.8	—	—	17.7
Total comprehensive income:
Net earnings for the period	—	—	—	57.2	—	57.2
Other comprehensive income (loss), net of tax:
Loss on pension plan assets (note 8)	—	—	—	(17.0)	—	(17.0)
Currency translation differences for foreign operations	—	—	—	—	0.8	0.8
Changes from derivatives designated as hedges	—	—	—	—	17.5	17.5
Balance — June 30, 2017	$2,078.0	$(4.9)	$846.8	$(1,591.8)	$(6.4)	$1,321.7

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
Cash provided by (used in):
Operating activities:
Net earnings for the period	$36.2	$34.4	$61.8	$57.2
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	19.0	19.1	36.8	37.5
Equity-settled stock-based compensation	6.8	5.7	16.2	16.7
Other charges	2.2	7.1	2.2	7.1
Finance costs	2.7	2.6	4.9	5.2
Income tax expense	12.9	4.2	16.5	12.3
Other	6.3	(1.2)	(1.0)	(4.7)
Changes in non-cash working capital items:
Accounts receivable	(87.3)	(6.5)	(60.7)	58.7
Inventories	(49.7)	(19.8)	(111.0)	(85.3)
Other current assets	(15.4)	21.3	(10.5)	12.9
Accounts payable, accrued and other current liabilities and provisions	70.5	(1.3)	39.3	(11.4)
Non-cash working capital changes	(81.9)	(6.3)	(142.9)	(25.1)
Net income taxes paid	(8.7)	(10.4)	(17.3)	(15.4)
Net cash provided by (used in) operating activities	(4.5)	55.2	(22.8)	90.8

Investing activities:
Purchase of computer software and property, plant and equipment(a)	(18.2)	(24.1)	(34.3)	(49.6)
Proceeds from sale of assets	0.5	—	0.7	0.6
Repayments from solar supplier (note 4)	2.0	5.7	5.0	12.5
Net cash used in investing activities	(15.7)	(18.4)	(28.6)	(36.5)

Financing activities:
Borrowings under credit facility (note 9)	—	—	40.0	—
Repayments under credit facility (note 9)	(16.3)	(6.3)	(22.5)	(27.5)
Finance lease payments (note 9)	(1.1)	(1.6)	(2.4)	(3.1)
Issuance of capital stock (note 10)	1.5	3.4	3.0	13.2
Repurchase of capital stock for cancellation (note 10)	—	—	(34.3)	—
Purchase of treasury stock for stock-based plans (note 10)	—	(5.2)	—	(6.5)
Finance costs paid	(2.5)	(2.4)	(4.8)	(4.9)
Net cash used in financing activities	(18.4)	(12.1)	(21.0)	(28.8)

Net increase (decrease) in cash and cash equivalents	(38.6)	24.7	(72.4)	25.5
Cash and cash equivalents, beginning of period	511.5	558.0	545.3	557.2
Cash and cash equivalents, end of period	$472.9	$582.7	$472.9	$582.7

(a) Additional equipment of $5.0 was acquired through a finance lease in the first quarter and first half of 2017 (second quarter and first half of 2016 - $0.3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the following end markets: Communications (comprised of enterprise communications and telecommunications), Advanced Technology Solutions (comprised of our former Diversified and Consumer end markets, and consisting of aerospace and defense, industrial, healthcare, smart energy, semiconductor equipment, and consumer), and Enterprise (comprised of Servers and Storage). Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements should be read in conjunction with our 2016 annual audited consolidated financial statements and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2017 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2017. These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency.  Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on July 25, 2017.

Use of estimates and judgments:

These unaudited interim condensed consolidated financial statements are based upon estimates consistent with those used and described in note 2 of our 2016 annual audited consolidated financial statements. We base these estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the second quarter and first half of 2017 from those described in the notes to our 2016 annual audited consolidated financial statements, except for changes in the estimates and assumptions related to the recoverability of our remaining solar assets (see note 4).

Accounting policies:

These unaudited interim condensed consolidated financial statements are based upon accounting policies consistent with those used and described in note 2 of our 2016 annual audited consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective January 1, 2018, and allows for early adoption. We have elected to adopt this standard in our consolidated financial statements for the year ending December 31, 2018 using the retrospective approach. Under this approach, we will restate each comparative reporting period presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period presented (January 1, 2016). We have determined that the new standard will change the timing of revenue recognition for a significant portion of our business.  Under the new standard, revenue for certain customer contracts will be recognized earlier than under the current recognition rules (which is generally upon delivery). We believe the adoption of the new standard will materially impact our consolidated financial statements. However, the extent of the financial impacts cannot be reasonably estimated until we complete our detailed analysis during the remainder of 2017. We are also currently assessing the changes to our business processes, systems and controls that will be necessary to support the recognition and disclosures required by the new standard.

IFRS 9, Financial Instruments:

In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 16, Leases:

In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated.

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
Communications	41%	44%	40%	43%
Advanced Technology Solutions (ATS)	33%	31%	35%	32%
Enterprise	26%	25%	25%	25%

For reporting purposes, commencing in the first quarter of 2017, we combined our previously-reported Diversified and Consumer end markets to form our ATS end market, and combined our Servers and Storage end markets into a single “Enterprise” end market.  All period percentages herein reflect these changes.

Customers:

For each of the second quarter and first half of 2017, we had two customers that individually represented more than 10% of total revenue (second quarter and first half of 2016 — two customers).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, numerous factors affecting our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from our storage business has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

4.                                      SOLAR INVESTMENTS

During the fourth quarter of 2016, we made a decision to exit the solar panel manufacturing business, and terminated (prior to its scheduled expiration) a supply agreement pursuant to which we had previously made certain cash advances to an Asia-based solar cell supplier. During the second quarter of 2017, we received $5.7 from this solar supplier representing the final repayment of the cash we advanced to them. Under this supply agreement, we also manufactured and sold completed solar panels to this supplier as a customer. As of June 30, 2017, accounts receivable of $6.4 remain due from this solar supplier.

In connection with our exit from the solar panel manufacturing business, we wrote down the carrying values of our solar panel manufacturing equipment and inventories during 2016 to then-recoverable amounts, and completed production of the final solar panels in the first quarter of 2017.  We continue to be actively engaged in the disposition of our solar panel manufacturing equipment and remaining solar panel inventory, and in the recovery of amounts owed to us. However, during the second quarter of 2017, we recorded additional provisions of $0.9 in cost of sales, to further write down the carrying value of our remaining solar panel inventory to reflect lower prices obtained in recent purchase orders.  We also recorded provisions of $0.5 in SG&A expenses in our consolidated statement of operations, to write down the carrying value of solar accounts receivable, primarily as a result of a solar customer’s bankruptcy. We also recorded impairment charges of $5.2 in other charges, to further write down the carrying value of our solar panel manufacturing equipment to its estimated fair value (at period-end) less costs to sell, based on recent broker estimates (see note 11). As of June 30, 2017, and after reflecting such write-downs, we have $9.0 of remaining solar panel inventory, all of which we intend to ship to customers during the third quarter of 2017, $0.8 of outstanding accounts receivable from solar customers other than the former solar supplier described above, and $1.2 of solar panel manufacturing equipment which remains available for sale. See notes 6 and 7. A substantial portion of our solar panel manufacturing equipment is subject to finance lease agreements.  As of June 30, 2017, our remaining lease obligations for this solar equipment totaled $13.2, which we have recorded as current liabilities on our consolidated balance sheet as we currently intend to terminate and settle these lease obligations in 2017. See note 9.

5.                                      ACCOUNTS RECEIVABLE

We have an agreement to sell accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In March 2017, based on a review of our requirements, we amended this agreement to reduce its overall capacity from $250.0 to $200.0. The other provisions of the agreement remained unchanged. At June 30, 2017, $50.0 of accounts receivable were sold under this facility (December 31, 2016 — $50.0).

At June 30, 2017, we also sold $65.4 of accounts receivable under a customer’s supplier financing program (December 31, 2016 — $51.4), pursuant to which participating suppliers may sell accounts receivable from such customer to a third party bank on an uncommitted basis in order to receive earlier payment. We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period.

The accounts receivable sold under both of these arrangements are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay interest which we record in finance costs in our consolidated statement of operations.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

6.                                      INVENTORIES

We record our inventory provisions, net of valuation recoveries in cost of sales. We recorded net inventory provisions of $0.9 and $3.2, respectively, for the second quarter and first half of 2017 (second quarter and first half of 2016 — net inventory recoveries of $0.4, and net inventory provisions of $0.2, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. As a result of prices obtained in recent purchase orders for solar panels, we recorded an inventory provision of $0.9 during the second quarter of 2017 to write down the carrying amount of our remaining solar panel inventory to recoverable amounts.  We intend to ship these solar panels to customers during the third quarter of 2017.

7.                                      ASSETS CLASSIFIED AS HELD-FOR-SALE

As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets were reclassified at the lower of their carrying value and estimated fair value less costs to sell at the time of reclassification. We have programs underway to sell these assets. As a result of recent broker estimates, we recorded impairment charges of $5.2 in other charges during the second quarter of 2017, to further write down the carrying value of our solar panel manufacturing equipment to its estimated fair value (at period end) less costs to sell. At June 30, 2017, and reflecting such write-downs, we had $28.6 (December 31, 2016 — $28.9) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America and $1.2 of solar panel manufacturing equipment in Asia and North America.

8.                                      PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide them with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. defined benefit pension plans are comprised of a Main pension plan and a Supplementary pension plan, both of which are closed to new members. The Main pension plan is our largest defined benefit pension plan. The Supplementary pension plan does not have any active members.

In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have retired.  The cost of the annuity was £123.7 million (approximately $154.3 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in other comprehensive income and simultaneously re-classified to deficit during the first quarter of 2017.  We also reduced the value of our pension assets by $17.0 which is recorded in other non-current assets on our consolidated balance sheet.

In April 2017, the Trustees of our U.K. Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan. The cost of the annuity was £9.1 million (approximately $11.7 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of such plan. For the Supplementary pension plan, we anticipate transferring the pension annuity to individual plan members and winding up the plan in the forthcoming year. Although we will retain responsibility for the payment of benefits to plan participants until such wind-up is complete, the annuity substantially hedges the financial risk component of the associated pension obligations for such participants. The purchase of the annuity resulted in a non-cash loss of $1.9 which we recorded in other charges (see note 11) in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

9.                                      CREDIT FACILITIES AND LONG-TERM DEBT

Our credit facility consists of a $250.0 term loan (Term Loan) and a $300.0 revolving credit facility (Revolving Facility), each maturing in May 2020. See note 12 of our 2016 annual audited consolidated financial statements for further details regarding the terms of our credit facility.

During the first quarter of 2016, we borrowed $40.0 under the Revolving Facility to fund the repurchase of shares under a normal course issuer bid (NCIB). During the second quarter of 2016, we made a scheduled quarterly principal repayment of $6.25 (first half of 2016 — $12.5) under the Term Loan, and a repayment of $10.0 under the Revolving Facility. During each of the first and second quarters of 2017, we made a scheduled quarterly principal repayment of $6.25 under the Term Loan, and made a $15.0 repayment under the Revolving Facility in the first quarter of 2017. As of June 30, 2017, there was $200.0 outstanding under the Term Loan and there were no amounts outstanding under the Revolving Facility.

The following table sets forth our borrowings under the Revolving Facility and Term Loan, and our finance lease obligations as of the period-ends indicated:

	December 31 2016	June 30 2017
Borrowings under the Revolving Facility	$15.0	$—
Term Loan	212.5	200.0
Total borrowings under credit facility	227.5	200.0
Less: unamortized debt issuance costs	(1.2)	(1.0)
Finance lease obligations (1)	18.4	20.7
	$244.7	$219.7
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations (1)	$56.0	$40.0
Long-term portion of borrowings under credit facility and finance lease obligations	188.7	179.7
	$244.7	$219.7

(1) At June 30, 2017, $13.2 (December 31, 2016 — $15.3) of our finance lease obligations relate to manufacturing equipment for our solar panel business. As a result of our decision in 2016 to exit this business, we intend to terminate and settle these lease obligations in 2017 and have recorded all remaining payments thereunder as current liabilities on our consolidated balance sheet commencing December 31, 2016.  See note 4.

The Term Loan requires quarterly principal repayments of $6.25, and a lump sum repayment of the remainder outstanding at maturity. Prepayments under our credit facility are required under specified circumstances. See note 12 of our 2016 annual audited consolidated financial statements.

At June 30, 2017, we were in compliance with all restrictive and financial covenants under our credit facility. Commitment fees paid in the second quarter and first half of 2017 were $0.3 and $0.7, respectively (second quarter and first half of 2016 — $0.3 and $0.6, respectively). At June 30, 2017, we had $22.7 (December 31, 2016 — $25.8) outstanding in letters of credit under this facility.

We also have a total of $73.5 (December 31, 2016 — $70.0) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at June 30, 2017 or December 31, 2016.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

10.                               CAPITAL STOCK

Share repurchase plans:

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to NCIBs and substantial issuer bids, which allow us to repurchase a limited number of subordinate voting shares during a specified period. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares purchased in the open market under such NCIB to satisfy obligations under our stock-based compensation plans. In February 2016, we launched an NCIB (2016 NCIB), which allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market. During the first quarter of 2016, we paid $34.3 (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 program share repurchase (PSR) we funded in March 2016 (and completed in May 2016) at a weighted average price of $10.69 per share. We did not repurchase any additional shares for cancellation during the second quarter of 2016 or the first half of 2017. The 2016 NCIB expired in February 2017. Prior to its expiry, we repurchased an aggregate of 1.6 million subordinate voting shares under the 2016 NCIB to satisfy obligations under our stock-based compensation plans (see below).

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of such awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the stock-based compensation plans. During the second quarter and first half of 2017, we paid $5.2 and $6.5, respectively, (including transaction fees) for a broker’s purchase of 0.37 million and 0.46 million subordinate voting shares in the open market for awards under our stock-based compensation plans. We did not repurchase any shares in the open market for our stock-based compensation plans during the first half of 2016. At June 30, 2017, the broker held 0.4 million subordinate voting shares with a value of $4.9 (December 31, 2016 — 1.4 million subordinate voting shares with a value of $15.3).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the six months ended June 30, 2017:

Number of awards (in millions)	Options	RSUs (i)	PSUs (i)

Outstanding at December 31, 2016	2.1	3.8	6.1
Granted (i)	—	1.5	1.8
Exercised or settled (ii)	(1.7)	(1.7)	(0.8)
Forfeited and canceled	—	—	(1.3)
Outstanding at June 30, 2017	0.4	3.6	5.8

Weighted-average grant date fair value of options and share units granted	$—	$13.68	$17.18

(i)                                     During the second quarter and first half of 2017, we granted 0.1 million and 1.5 million, respectively (second quarter and first half of 2016 — 0.1 million and 2.1 million, respectively) restricted share units (RSUs), which vest one-third per year over a three-year period. The cost we record for RSUs is based on the market value of our subordinate voting shares at the time of grant. During the second quarter of 2017, we did not grant any

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

performance share units (PSUs) (second quarter of 2016 — nil). During the first quarter of 2017, we granted 1.8 million (first quarter of 2016 — 2.5 million) PSUs, of which 60% vest based on achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2016 annual audited consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model and a premium of 143% (2016 grant — premium of 109%). The grant date fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at June 30, 2017 (representing the maximum potential payout) depending on the level of achievement of the relevant performance condition. We amortize the cost of our awards to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury.

(ii)                                  During the second quarter and first half of 2017, we received cash proceeds of $3.4 and $13.2, respectively (second quarter and first half of 2016 — $1.5 and $3.0, respectively) relating to the exercise of vested employee stock options.

At June 30, 2017, 1.5 million (December 31, 2016 — 1.5 million) DSUs were outstanding.

For the second quarter and first half of 2017, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A of $5.7 and $16.7, respectively (second quarter and first half of 2016 — $6.8 and $16.2, respectively), and DSU expense (recorded through SG&A) of $0.6 and $1.2, respectively (second quarter and first half of 2016 — $0.5 and $1.0, respectively). Employee stock-based compensation expense varies from period-to-period.

11.                               OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
Restructuring (a)	$4.5	$5.8	$6.5	$11.6
Loss on pension annuity purchase (see note 8)	—	1.9	—	1.9
Other (b)	(7.5)	0.3	(7.8)	2.1
	$(3.0)	$8.0	$(1.3)	$15.6

(a)                                 Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $5.8 and $11.6 during the second quarter and first half of 2017, respectively, consisting primarily of cash charges of $0.6 and $6.4, respectively, for employee termination costs resulting from our Organizational Design and Global Business Services initiatives, and non-cash charges of $5.2 for the second quarter and first half of 2017, to further write down the carrying value of our solar panel manufacturing equipment (see below). We recorded restructuring charges of $4.5 and $6.5 during the second quarter and first half of 2016, respectively, consisting of cash charges of $2.3 and $4.3, respectively, primarily for employee termination costs and contractual lease obligations related to exited operations, and non-cash charges of $2.2 for the second quarter and first half of 2016, primarily to write down certain plant assets and equipment to recoverable amounts. Our restructuring provision at June 30, 2017 was $3.2 (December 31, 2016 — $6.6).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

During the fourth quarter of 2016, we made a decision to exit the solar panel manufacturing business, and recorded restructuring charges during that period related to, among other items, the closure of our solar panel manufacturing operations, including the write down of our solar panel manufacturing equipment at our two locations. We completed the production of the final solar panels during the first quarter of 2017, and are actively engaged in the disposition of our solar panel manufacturing equipment and remaining solar panel inventory, and in the recovery of amounts owed by customers, including a former solar supplier (see note 4).  As a result of recent broker estimates, we recorded impairment charges of $5.2 during the second quarter of 2017, to further write down the carrying value of our solar panel manufacturing equipment to its estimated fair value (at period end) less costs to sell. A substantial portion of our solar panel equipment is subject to finance leases, pursuant to which we had outstanding obligations of $13.2 as of June 30, 2017.  We currently intend to terminate and settle these lease obligations in 2017. We had reclassified our solar panel manufacturing equipment as assets held for sale during the first quarter of 2017.  See note 7.

(b)                                 Other:

During the second quarter and first half of 2017, we recorded $0.3 and $0.9, respectively, in integration and transaction costs related to an acquisition we completed in the fourth quarter of 2016. In the first quarter of 2017, we also recorded costs related to a prior legal matter.

In the second quarter of 2016, we recorded recoveries of damages of $12.0 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. We also recorded a provision in the second quarter of 2016 with respect to the settlement of an unrelated legal matter.

12.                               INCOME TAXES

Our effective income tax rate can vary significantly from quarter-to-quarter for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.

Our income tax expense for the second quarter of 2017 was favorably impacted by the recognition of a $5.0 deferred income tax benefit related to the write-downs and impairments of our solar assets recorded in the current and prior quarters. In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allows us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in the recognition of the deferred income tax benefit.

We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

As a result of the resolution of certain previously disputed tax matters, we received $6 million Canadian dollars (approximately $4 at settlement date exchange rates) in January 2017, representing the return of all remaining deposits and related refund interest with respect to such matters. See note 24 to our 2016 annual audited consolidated financial statements.

The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

13.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. There have been no significant changes to the classification or to the source of the inputs used to measure our financial assets or liabilities since December 31, 2016.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Our major currency exposures at June 30, 2017 are summarized in U.S. dollar equivalents in the following table. In the table below, in addition to our financial instruments, we have included certain monetary assets and liabilities, including pension and non-pension post-employment benefits and income taxes that were denominated in non-functional currencies, in order to better reflect our currency exposures. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2017.

	Canadian dollar	British pound sterling	Euro	Thai baht
Cash and cash equivalents	$17.6	$0.3	$14.2	$1.9
Accounts receivable	0.4	—	28.8	2.0
Pension and non-pension post-employment assets	—	52.4	—	—
Income taxes and value-added taxes receivable	19.8	—	5.6	1.1
Other financial assets	6.4	—	7.2	0.1
Pension and non-pension post-employment liabilities	(70.8)	—	(0.4)	(13.1)
Income taxes and value-added taxes payable	(3.7)	—	(1.0)	(0.8)
Accounts payable and certain accrued and other liabilities and provisions	(41.2)	(0.8)	(26.4)	(17.7)
Net financial assets (liabilities)	$(71.5)	$51.9	$28.0	$(26.5)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At June 30, 2017, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$210.5	$0.76	12	$3.7
Thai baht	80.3	0.03	12	1.8
Malaysian ringgit	48.4	0.23	12	0.6
Mexican peso	25.0	0.05	12	2.0
British pound	52.5	1.28	4	(2.2)
Chinese renminbi	72.6	0.15	12	0.1
Euro	46.9	1.11	10	(0.4)
Romanian leu	26.4	0.24	12	1.0
Singapore dollar	22.5	0.71	12	0.4
Other	5.1			—
Total	$590.2			$7.0

At June 30, 2017, the fair value of our outstanding contracts was a net unrealized gain of $7.0 (December 31, 2016 — net unrealized loss of $9.6). At June 30, 2017, we recorded $11.9 of derivative assets in other current assets, and $4.9 of derivative liabilities in accrued and other current liabilities (December 31, 2016 — $5.9 of derivative assets in other current assets and $15.5 of derivative liabilities in accrued and other current, and other non-current, liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

14.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were dismissed on January 16, 2017 with no payments by the defendants.